SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For The Year Ended December 31, 1995

                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:

                            The Penn Traffic Company
                               401(k) Savings Plan

                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:

                            The Penn Traffic Company
                            1200 State Fair Boulevard
                            Syracuse, New York 13209

The Penn Traffic Company
401(k) Savings Plan

Financial Statements

December 31, 1995 and 1994

                            THE PENN TRAFFIC COMPANY
                               401(k) SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                         Page
                                                                         ----
Report of Independent Accountants                                          1

Financial Statements:

  Statement of Net Assets Available for Plan Benefits
    at December 31, 1995 and 1994                                          2

  Statement of Changes in Net Assets Available for Plan
    Benefits for the years ended December 31, 1995 and 1994                3

  Notes to Financial Statements                                            4

Supplemental Schedules:*

  Schedule of Assets Held for Investment at
    December 31, 1995 (Schedule I)                                         13

  Schedule of Reportable 5% Transactions for the
    Year Ended December 31, 1995 (Schedule II)                             14


* Schedules not included with this additional data have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 12, 1996

To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Penn Traffic Company 401(k) Savings Plan (the Plan) at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Penn Traffic Company
401(k) Savings Plan

Financial Statements
- --------------------------------------------------------------------------------

                             STATEMENT OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                                                             December 31,
                                                         1995           1994
Assets

 Investments at market (cost of $68,799,556
   in 1995 and $58,696,936 in 1994)                   $72,697,271    $59,499,473
                                                      -----------    -----------

 Receivables:
   Accrued income                                         508,060        283,814
   Employee contributions                                 173,763        110,784
                                                      -----------    -----------

      Total receivables                                   681,823        394,598
                                                      -----------    -----------

Net assets available for plan benefits                $73,379,094    $59,894,071
                                                      ===========    ===========


    The accompanying notes are an integral part of the financial statements.

The Penn Traffic Company
401(k) Savings Plan

Financial Statements
- --------------------------------------------------------------------------------

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                                                      Year ended December 31,
                                                        1995           1994

Additions to net assets Investment income (loss):
  Interest and dividends                            $  5,181,881   $  3,251,337
  Net appreciation (depreciation) in market
    value of investments                               3,083,398     (3,334,047)
  Net gain (loss) on sale of investments                 132,091       (189,557)
                                                    ------------   ------------

       Total investment income (loss)                  8,397,370       (272,267)

 Participant contributions                             9,770,734      9,169,405
                                                    ------------   ------------

       Total additions                                18,168,104      8,897,138
                                                    ------------   ------------

Deductions from net assets
  Payments to participants                            (4,545,759)    (3,227,955)
  Payment of individual insurance contract
    premiums                                             (89,432)       (95,312)
  Administrative expenses                                (47,890)       (36,603)
                                                    ------------   ------------

       Total deductions                               (4,683,081)    (3,359,870)
                                                    ------------   ------------

Increase in net assets                                13,485,023      5,537,268

Net assets available for plan benefits
  Beginning of year                                   59,894,071     54,356,803
                                                    ------------   ------------

  End of year                                       $ 73,379,094   $ 59,894,071
                                                    ============   ============


    The accompanying notes are an integral part of the financial statements.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995 and 1994
- --------------------------------------------------------------------------------

1.   Description of the Plan

     General

     The following brief description of the Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan established by the Company on July 9, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least one year of service. As part of the Plan, the Company has entered into a trust agreement with the US Bancorp Trust Company in Johnstown, Pennsylvania (the "Bank"), under which the Bank, as trustee, transfers contributions to a separate trust fund in the Bank's trust department. The assets of the Plan are held by the Bank's trust department in a fiduciary capacity and as such are not assets of the Bank. The Plan's trust fund is administered by the Administrative Committee of the Plan which has retained Coopers & Lybrand LLP in the capacity of recordkeeper of the Plan.

     Contributions

     Employees in the Plan ("participants") may contribute from 1% to 15% of gross compensation as specified in writing and may elect to change such once per plan quarter.

     Investments

     Participants have five options to which they can direct their contributions. These options are a stable income fund, two diversified equity funds, one balanced fund and one Company stock fund. The stable income fund consists of a mix of guaranteed investment contracts and three actively managed mutual funds. One of the diversified equity funds, the MAS Equity Fund, invests primarily in large blue chip companies with solid financial characteristics and above-average dividend yields. The other diversified equity fund, the Acorn Fund, is aggressively managed with a higher degree of risk. The balanced fund, the Delaware Fund, invests in stocks, bonds and money market instruments. The Penn Traffic Common Stock Fund allows employees the opportunity to purchase Company stock with pre-tax dollars. A life insurance plan which allowed employees to elect to purchase life insurance for themselves and their spouses and children is still effective for those employees purchasing such insurance before January 1, 1989 (Note 3).

     Loans

     Participants may obtain loans of not less that $500 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. Generally, the term of the loans may not exceed five years.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995 and 1994
- --------------------------------------------------------------------------------

     Distributions

     Each participant is entitled to a retirement benefit equal to 100% of the participant's accrued benefit as of the valuation date. In the event of the death of a participant before actual retirement, 100% of the participant's accrued benefit on the valuation date following his/her death will constitute his/her death benefit and will be distributed to the participant's designated beneficiary or beneficiaries. If a participant terminates employment, he/she will receive 100% of his/her accrued benefit on the valuation date following his/her separation. A participant attaining the age of 59 1/2 has the right to withdraw all or a portion of his/her Plan assets. An in-service distribution to a participant will only occur if the participant can prove financial hardship to a committee formed by the Company.

     Income

     Net investment fund income is allocated quarterly to each participant's investment account in the ratio of their individual investment account to the investment fund in total.

     Restatement of the Plan agreement

     Effective December 21, 1994, the Plan agreement was restated to reflect all prior amendments into the Plan agreement. A favorable Internal Revenue Service determination letter for the restated Plan was received August 14, 1995 (Note 8).

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

2.   Basis of Accounting

     The financial statements of the Plan are prepared on the accrual basis of accounting. Interest and dividend income is recognized as earned and expenses are recognized when the related obligation is incurred. Investments, excluding guaranteed investment contracts, are recorded at the closing market prices on December 31, 1995 and 1994. Guaranteed investment contracts are stated at contract value.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995 and 1994
- --------------------------------------------------------------------------------

3.   Insurance Plan

     Participants of the Plan are permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets.

4.   Investments

     Investments which exceed 5% of the Plan's net assets at December 31, 1995 include:

                                                                 Market/Contract
                                                    Cost              Value

The Acorn Fund                                   $19,239,699      $23,066,643
Delaware Balanced Fund                             4,203,996        4,508,855
Miller Anderson Sherrard Fixed Income Fund         7,756,553        7,847,903
Miller Anderson Sherrard Equity Fund               7,084,336        7,437,954
Payden Rygel Global Fixed Income Fund              4,569,928        4,775,777
John Hancock Guaranteed Investment Contract,
  guaranteed effective annual interest rate of
  8.14%, maturity date of 12/31/99                 4,293,262        4,293,262

5.   Guaranteed Investment Contracts

     The following aggregate amounts apply to fully benefit-responsive guaranteed investment contracts reported at contract value and held by the Plan in its Stable Asset Fund at December 31, 1995 and December 31, 1994:

                                             Year Ended December 31,
                                              1995            1994

Average yearly yield                              8.11%           7.58%
Crediting interest rate                           8.22%           7.82%
Fair market value                         $ 16,456,068    $ 16,716,286

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995 and 1994
- --------------------------------------------------------------------------------

     Under certain premature withdrawal situations specified in the various contracts, the issuer of the contract may elect to limit its guarantee and distribute funds at either contract value or fair market value, whichever is lower. These situations include premature withdrawals related to: cancellation of the contract by the Plan prior to maturity, plant closings, layoffs, Plan termination, sponsor bankruptcy and certain early retirement incentives.

6.   Benefit Distributions Payable

     At December 31, 1995 and 1994, the amount allocated to participant accounts who have elected to withdraw from the Plan but have not yet been paid was $1,190,000 and $609,000, respectively.

7.   Administrative Costs

     Expenses incurred by the Bank in connection with investment transactions and payments to participants are paid by the Plan. Professional, Bank and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

8.   Tax Status

     The Company received a favorable Internal Revenue Service (IRS) determination letter dated August 14, 1995 stating the Plan meets the requirements of Sections 401(a) and 401(k) of the IRS code and that the Plan is exempt from taxation under Section 501(a) of the IRS code.

     Under present federal income tax laws, a participant will not be subject to federal income taxes on the contributions by the participant or on interest or profits on the sale of securities held by the Plan until the participant's assets are distributed.

9.   Plan Termination

     The Company expressly reserves the right to terminate the Plan. In the event of termination, all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination at which time the participants are fully vested.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995 and 1994
- --------------------------------------------------------------------------------

10.  Transactions with Parties-in-Interest

     As of December 31, 1995 and 1994, the Plan held the following:

                          December 31, 1995                    December 31, 1994
                 --------------------------------  --------------------------------
                  Number                   Market   Number                   Market
                 of Shares     Cost        Value   of Shares     Cost         Value

Penn Traffic
 common stock      57,528   $ 1,758,328  $ 861,682  39,649    $ 1,368,935  $ 1,506,662


11.  Subsequent Event

     On January 31, 1996, under authorization from the Company's Board of Directors, participant balances and other assets totalling $3,248,089 were transferred from The Penn Traffic Company Insalaco Markets Division Profit Sharing Retirement Plan (the "Insalaco Plan") to the Plan and the Insalaco Plan was terminated. Former participants of the Insalaco Plan were accorded full eligibility status under the Plan.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------

12.  Net Assets Available for Plan Benefits by Investment Fund at December 31,
     1995

                                    Stable                  Penn Traffic    MAS                  401(k)
                                    Income        Acorn        Common      Equity   Delaware      Loan
                                     Fund         Fund         Stock        Fund      Fund        Fund       Insurance      Total
Assets:
 Investments at market:
  Cash and equivalents            $   412,477  $      --    $     --    $     --    $     --    $     --    $      --    $   412,477
  Mutual Funds (cost of
    $44,354,512)                   14,170,983   23,083,026        --     7,443,609   4,511,894        --           --     49,209,512
  Equities (cost of
    $1,758,328)                          --           --       862,920        --          --          --           --        862,920
  Participants' loans
    (cost of $4,431,840)                 --           --          --          --          --     4,431,840         --      4,431,840
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------
                                   14,583,460   23,083,026     862,920   7,443,609   4,511,894   4,431,840         --     54,916,749

Investments at contract value:
  Guaranteed invest-
    ment contracts                 17,780,522         --          --          --          --          --           --     17,780,522
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

    Total investments              32,363,982   23,083,026     862,920   7,443,609   4,511,894   4,431,840         --     72,697,271
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

Receivables:
 Accrued income                       208,628         --          --          --       299,432        --           --        508,060
 Employee contribution                 64,970       64,702       5,673      21,933      16,485        --           --        173,763
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

    Total receivables                 273,598       64,702       5,673      21,933     315,917        --           --        681,823
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

 Net assets available for
 plan benefits                    $32,637,580  $23,147,728  $  868,593  $7,465,542  $4,827,811  $4,431,840  $      --    $73,379,094
                                  ===========  ===========  ==========  ==========  ==========  ==========  ===========  ===========

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------

13. Changes in Net Assets Available for Plan Benefits by Investment Fund for the Year Ended December 31, 1995

                               Stable                   Penn Traffic      MAS                      401(k)
                               Income       Acorn          Common        Equity       Delaware      Loan
                                Fund        Fund           Stock          Fund          Fund        Fund       Insurance     Total

Investment income (loss):
Interest and dividends     $  2,245,788  $ 1,829,127   $      --     $  715,857   $  391,109   $      --     $   --     $ 5,181,881
Net appreciation
 (depreciation) in market
 value of investments           827,451    1,899,905    (1,034,403)     871,576      518,869          --         --       3,083,398
Net gain on sale of
 investments                       --        130,135          --            550        1,406          --         --         132,091
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

Total investment income
 (loss)                       3,073,239    3,859,167    (1,034,403)   1,587,983      911,384          --         --       8,397,370
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

Participant contributions     3,652,137    3,679,211       425,969    1,061,593      862,392          --       89,432     9,770,734
Loan activity                   897,082      657,426        73,560      167,792       91,493    (1,887,353)      --            --
Fund transfer activity          230,170   (1,055,976)       37,374      651,140      137,292          --         --            --
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

Total additions               7,852,628    7,139,828      (497,500)   3,468,508    2,002,561    (1,887,353)    89,432    18,168,104
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

Payments to participants     (2,725,464)  (1,023,665)      (66,133)    (297,276)    (292,668)     (140,553)      --      (4,545,759)
Payment of individual
 insurance contract
 premiums                          --           --            --           --           --            --      (89,432)      (89,432)
Administrative expenses         (21,324)     (14,702)       (1,359)      (5,907)      (4,598)         --         --         (47,890)
Loans to participants        (1,510,721)    (859,692)      (78,646)    (237,207)    (116,979)    2,803,245       --            --
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

Total deductions             (4,257,509)  (1,898,059)     (146,138)    (540,390)    (414,245)    2,662,692    (89,432)   (4,683,081)
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

Net increase (decrease)       3,595,119    5,241,769      (643,638)   2,928,118    1,588,316       775,339       --      13,485,023

Net assets available for
   plan benefits:
   Beginning of year         29,042,461   17,905,959     1,512,231    4,537,424    3,239,495     3,656,501       --      59,894,071
                           ------------  -----------   -----------   ----------   ----------   -----------   --------   -----------

   End of year             $ 32,637,580  $23,147,728   $   868,593   $7,465,542   $4,827,811   $ 4,431,840   $   --     $73,379,094
                           ============  ===========   ===========   ==========   ==========   ===========   ========   ===========

The Penn Traffic Company
401(k) Savings Plan

Notes to the Financial Statements
December 31, 1994

14.  Net Assets Available for Plan Benefits by Investment Fund at December 31,
     1994

                                    Stable                  Penn Traffic    MAS                  401(k)
                                    Income        Acorn        Common      Equity   Delaware      Loan
                                     Fund         Fund         Stock        Fund      Fund        Fund       Insurance      Total
Assets:
  Investments at market:
   Cash and equivalents
    (at cost)                     $   632,945  $      --    $     --    $     --    $     --    $     --    $      --    $   632,945
   Mutual Funds (cost of
     $31,710,349)                   6,834,634   17,866,716        --     4,527,896   3,145,913        --           --     32,375,159
   Equities - (cost of
     $1,368,935)                         --           --     1,506,662        --          --          --           --      1,506,662
   Participants' Loans
    (cost of $3,656,501)                 --           --          --          --          --     3,656,501         --      3,656,501
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------
                                    7,467,579   17,866,716   1,506,662   4,527,896   3,145,913   3,656,501         --     38,171,267

  Investments at contract value:
   Guaranteed invest-
    ment contracts                 21,328,206         --          --          --          --          --           --     21,328,206
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

     Total investments             28,795,785   17,866,716   1,506,662   4,527,896   3,145,913   3,656,501         --     59,499,473
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

  Receivables:
   Accrued income                     199,826         --          --          --        83,988        --           --        283,814
   Employee contribution               46,850       39,243       5,569       9,528       9,594        --           --        110,784
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

     Total receivables                246,676       39,243       5,569       9,528      93,582        --           --        394,598
                                  -----------  -----------  ----------  ----------  ----------  ----------  -----------  -----------

Net assets available
 for plan benefits                $29,042,461  $17,905,959  $1,512,231  $4,537,424  $3,239,495  $3,656,501  $      --    $59,894,071
                                  ===========  ===========  ==========  ==========  ==========  ==========  ===========  ===========

The Penn Traffic Company
401(k) Savings Plan

Notes to the Financial Statements
December 31, 1994
- --------------------------------------------------------------------------------

15. Changes in Net Assets Available for Plan Benefits by Investment Fund for the Year Ended December 31, 1994

                                 Stable                  Penn Traffic    MAS                      401(k)
                                 Income        Acorn        Common      Equity       Delaware      Loan
                                  Fund         Fund         Stock        Fund          Fund        Fund      Insurance     Total
Investment income (loss):
Interest and dividends       $  1,806,512  $    926,850  $      --    $   359,032  $   158,943  $      --    $   --    $  3,251,337
Net appreciation
 (depreciation) in market
 value of investments            (592,671)   (2,234,620)      24,717     (331,353)    (200,120)        --        --      (3,334,047)
Net gain (loss) on sale
 of investments                  (185,228)        5,964         --        (10,120)        (173)        --        --        (189,557)
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

Total investment income
 (loss)                         1,028,613    (1,301,806)      24,717       17,559      (41,350)        --        --        (272,267)
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

Participant contributions       3,047,707     3,670,048      352,706      886,305      809,355      307,972    95,312     9,169,405
Loan activity                     751,307       628,514       71,648      142,555      102,494   (1,696,518)     --            --
Fund transfer activity         (1,090,906)    1,293,564      207,079     (272,569)    (137,168)        --        --            --
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

Total additions                 3,736,721     4,290,320      656,150      773,850      733,331   (1,388,546)   95,312     8,897,138
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

Payments to participants       (1,789,848)     (827,726)     (75,125)    (254,362)    (128,828)    (152,066)     --      (3,227,955)
Payment of individual in-
 surance contract premiums           --            --           --           --           --           --     (95,312)      (95,312)
Administrative expenses           (26,282)       (6,841)        (558)      (1,712)      (1,210)        --        --         (36,603)
Loans to participants          (1,336,827)     (872,586)     (41,295)    (200,572)    (109,189)   2,560,469      --            --
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

Total deductions               (3,152,957)   (1,707,153)    (116,978)    (456,646)    (239,227)   2,408,403   (95,312)   (3,359,870)
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

Net increase                      583,764     2,583,167      539,172      317,204      494,104    1,019,857      --       5,537,268

Net assets available for
 plan benefits
   Beginning of year           28,458,697    15,322,792      973,059    4,220,220    2,745,391    2,636,644      --      54,356,803
                             ------------  ------------  -----------  -----------  -----------  -----------  --------  ------------

   End of year               $ 29,042,461  $ 17,905,959  $ 1,512,231  $ 4,537,424  $ 3,239,495  $ 3,656,501  $   --    $ 59,894,071
                             ============  ============  ===========  ===========  ===========  ===========  ========  ============

The Penn Traffic Company                                              SCHEDULE I
401(k) Savings Plan

Supplemental Schedule
December 31, 1995
- --------------------------------------------------------------------------------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                                                                             December 31,
                                                                                                 1995
                                                                                     ----------------------------
Number of                                                                                              Fair
 Shares                                                                                  Cost          Value
              Stable Income Fund:
   75,901       Cash                                                                 $     75,901   $     75,901
  336,576       Daily Income Trust Government Fund                                        336,576        336,576
2,782,821       Aetna Guaranteed Investment Contract, guaranteed effective
                 annual interest rate of 5.79%, maturity date of 12/31/98               2,782,821      2,782,821
1,095,284       Allstate Guaranteed Investment Contract, guaranteed effective
                 annual interest rate of 8.17%, maturity date of 12/30/99               1,095,284      1,095,284
2,537,532       Continental Assurance Co. Guaranteed Investment
                 Contract, guaranteed effective annual interest rate of 7.0%,
                 maturity dates of 5/28/96 (50%) and 5/27/97 (100%)                     2,537,532      2,537,532
4,293,262       John Hancock Guaranteed Investment Contract, guaranteed
                 effective annual interest rate of 8.14%, maturity date of
                 12/31/99                                                               4,293,262      4,293,262
2,769,313       ITT Hartford Guaranteed Investment Contract, guaranteed
                 effective annual interest rate of 5.52%, maturity date of 12/31/98     2,769,313      2,769,313
2,380,453       Pacific Mutual Guaranteed Investment Contract, guaranteed
                 effective annual interest rate of 6.17%,  maturity dates of
                 12/31/96 (50%) and 12/31/97 (100%)                                     2,380,453      2,380,453
1,238,972       Principal Mutual Guaranteed Investment Contract, guaranteed
                 effective annual interest rate of 8.50%, maturity date of 12/31/97     1,238,972      1,238,972
   32,418       Principal Mutual Guaranteed Investment Contract, guaranteed
                 effective annual interest rate of 8.65%, maturity date of 12/31/96        32,418         32,418
  650,467       Principal Mutual Guaranteed Investment Contract, guaranteed
                 effective annual interest rate of 8.65%, maturity date of 12/31/95       650,467        650,467
   90,307       Institutional Investor Stable Asset Fund                                1,500,000      1,511,741
  666,702       Miller Anderson Sherrard Fixed Income Fund                              7,756,553      7,847,903
  460,109       Payden Rygel Global Fixed Income Fund                                   4,569,928      4,775,777
                                                                                     ------------   ------------

                Total Stable Income Fund                                               32,019,480     32,328,420

1,697,281     The Acorn Fund                                                           19,239,699     23,066,643
  318,375     Miller Anderson Sherrard Equity Fund                                      7,084,336      7,437,954
  242,003     Delaware Balanced Fund                                                    4,203,996      4,508,855
   57,528     Penn Traffic Common Stock *                                               1,758,328        861,682
      463     401(k) Participant Loans                                                  4,493,717      4,493,717
                                                                                     ------------   ------------

                Total investments                                                    $ 68,799,556   $ 72,697,271
                                                                                     ============   ============


*    Represents Party-in-Interest investment.

The Penn Traffic Company                                             SCHEDULE II
401(k) Savings Plan

Supplemental Schedule
December 31, 1995
- --------------------------------------------------------------------------------

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                        Cost of
                           Number of      Purchase       Number of      Selling        Securities      Net Gain/
                           Purchases        Price          Sales         Price            Sold          (Loss)
Single Transactions:
 U.S. Government Agency
  Repo                         1         $ 3,515,438         1        $ 5,431,773     $  5,431,773    $    --

 Daily Income Trust -
  Government IIA Fund          1           5,431,773         1          4,000,000        4,000,000         --

 Daily Income Trust -
  Government IIA Fund          1           3,023,479

 John Hancock Guaranteed
  Investment Contract,
  guaranteed effective
  annual interest rate
  of 8.14%, maturity
  date of 12/31/99             1           4,000,000

 Allstate Guaranteed
  Investment Contract,
  guaranteed effective
  annual interest rate
  of 9.2%, maturity
  date of 10/2/95                                            1          3,022,706        3,022,706         --

 Provident National Life
  Guaranteed Investment
  Contract, guaranteed
  effective annual interest
  rate of 8.7%, maturity
  date of 12/31/94                                           1          3,489,067        3,489,067         --

Series of Transactions:
 Acorn Mutual Fund             12          3,985,010         1            798,740          668,605      130,135

 U.S. Government
  Agency Repo                  3           4,903,880         2          5,470,322        5,470,322         --

 Daily Income Trust -
  Government IIA Fund          86         18,131,633         53        17,759,332       17,759,332         --

 Allstate Guaranteed
  Investment Contract,
  guaranteed effective
  annual interest rate
  of 9.2%, maturity
  date of 10/2/95              9             192,569         1          3,022,706        3,022,706         --


                                    EXHIBITS

Exhibit
Number                             Description

23.1                               Consent of Independent Public Accountants


                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                          THE PENN TRAFFIC COMPANY
                                          401(k) SAVINGS PLAN



                                          By:/s/ Eugene R. Sunderhaft
                                             ------------------------
                                             Eugene R. Sunderhaft
                                             Chairman
                                             Administrative Committee


Date:  June 21, 1996

                                  EXHIBIT INDEX


The following exhibit is filed as part of the Annual Report:


Exhibit Number                    Description                    Page Number

23.1                              Consent of Independent             17
                                  Public Accountants